UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60930/November 4, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13636

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In the Matter of

PATHNET TELECOMMUNICATIONS, INC.,   :
PEACHES ENTERTAINMENT CORP.,   :
PET QUARTERS, INC.,   :   ORDER MAKING FINDINGS
PICCADILLY CAFETERIAS, INC. (N/K/A   :   AND REVOKING REGISTRA-
  CAPITAL CITY CORNICHON CORP.),   :   TIONS BY DEFAULT
PICK COMMUNICATIONS CORP., AND   :
PIPELINE TECHNOLOGIES, INC.   :

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       The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 30, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents by October 2, 2009, in a manner that complies with Rule 141 of the Commission's Rules of Practice. No Answers to the OIP have been received and the time for filing Answers has expired.

       On October 15, 2009, I ordered Respondents to show cause, on or before October 29, 2009, why they should not be held in default and why the registrations of their registered securities should not be revoked. No replies to the Order to Show Cause have been received and the time for filing replies has expired. Accordingly, Respondents are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As authorized by Rule of Practice 155(a), the following allegations of the OIP are deemed to be true.

       Pathnet Telecommunications, Inc. (Pathnet) (CIK No. 1099231), is a forfeited Delaware corporation located in Reston, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Pathnet is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K/A for the period ended December 31, 2000, which reported a net loss of over $369 million for the prior twelve months.

       Peaches Entertainment Corp. (Peaches Entertainment) (CIK No. 709197) is an inactive Florida corporation located in Hallandale, Florida, with a class of securities registered with the

Commission pursuant to Exchange Act Section 12(g). Peaches Entertainment is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended April 1, 2000, which reported a net loss of $269,251 for the prior twelve months. As of September 29, 2009, the company's stock (symbol PEAE) was traded on the over-the-counter markets.

Pet Quarters, Inc. (Pet Quarters) (CIK No. 1043774), is an Arkansas corporation located in Sherwood, Arkansas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Pet Quarters is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2002, which reported a net loss of over $2.8 million for the prior nine months. As of September 29, 2009, the company's stock (symbol PDEN) was traded on the over-the-counter markets.

Piccadilly Cafeterias, Inc. (n/k/a Capital City Cornichon Corp.) (Piccadilly Cafeterias) (CIK No. 277923), is a non-active Louisiana corporation located in Baton Rouge, Louisiana, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Piccadilly Cafeterias is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended September 30, 2003, which reported a net loss of over $8.6 million for the prior three months.

Pick Communications Corp. (Pick) (CIK No. 1006282) is a permanently revoked Nevada corporation located in Miami, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Pick is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2000, which reported a net loss of over $19 million for the prior twelve months. As of September 29, 2009, the company's stock (symbol PICK) was traded on the over-the-counter markets.

Pipeline Technologies, Inc. (Pipeline) (CIK No. 1040751), is a delinquent Colorado corporation located in Jacksonville, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Pipeline is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended March 31, 2002, which reported a net loss of over $6.19 million for the prior nine months. As of September 29, 2009, the company's stock (symbol PLTN) was traded on the over-the-counter markets.

As discussed in more detail above, all of the Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires issuers to file quarterly reports.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of the registered securities of Pathnet Telecommunications, Inc., Peaches Entertainment Corp., Pet Quarters, Inc., Piccadilly Cafeterias, Inc. (n/k/a Capital City Cornichon Corp.), Pick Communications Corp., and Pipeline Technologies, Inc., are revoked.

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James T. Kelly
Administrative Law Judge